50
5/27/03

03015841 [UNI]TED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF5-23-03

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SEC FILE NUMBER
8-40929

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNISE INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39-15 MAIN STREET, SUITE 508
(No. and Street)

FLUSHING, NY 11354
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 20 2003
WASH. D.C.
187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shoou-Chyn Kan 718-353-8688
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yin Shen Co. CPA
(Name — *if individual, state last, first, middle name*)

3150 140th Street, Room 6c, Flushing, NY 11354
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Shoou-Chyn Kan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unise Investment Corp., as of December 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

KATE H. HAHN
Notary Public, State of New York
No. 01HA5047819
Qualified in Queens County
Commission Expires Aug. 14, 20 05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Rm 6C
Flushing, NY 11354

Independent Auditor's Report

Board of Directors
Unise Investment Corp.:

We have audited the accompanying statement of financial condition of Unise Investment Corp. as of December 31, 2002, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1994. These financial statements are the responsibility of the Company's management. Our responsibility to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the fiancial position of Unise Investment Corp. at December 31, 2002, and the results of their operation and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all respects in relation to the basic financial statements taken as a whole.

As discussed in Note 4 to the financial statements, the Company's non-allowable assets increased by $47,342 and haircut deduction increased to $2,143. This discovery was made subsequent to the issuance of the financial statements. After recomputation, the Company did not satisfy the minimum net capital requirements. Accordingly, the Company has voluntarily requested a withdrawal from broker- dealer registration on April 11, 2003. The financial statements have been restated to reflect this correction.

Yin Shen Co. CPA
February 26, 2003, except for Note 4, as to which date is May 16, 2003

UNISE INVESTMENT CORP.

Statement of Financial Condition
December 31, 2002

ASSETS

Cash & cash equivalent	$ 5,272
Certificate of Deposit(Note 4)	25,000
Commission and other receivable	37,401
Deposit with Clearing House	27,878
Other securities	14,288
Furniture, equipment at net,	12,891
Other assets	28,830
Total assets	$ 151,560

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	0
Other payable	69,968
Income tax payable	0
Total liabilities	69,968
Stockholders' Equity	
Common stock	82,000
Additional paid-in capital	382,284
Treasury stock	0
Retained earnings	(382,692)
Total stockholders' equity	81,592
Total liabilities and stockholders' equity	$ 151,560
	0

The accompanying notes are an integral part of these financial statements

UNISE INVESTMENT CORP.

Statement of Income
for the Year Ended December 31, 2002

REVENUES:	
Commissions and service income	$ 225,001
Market to market transactions	(8,831)
Interest and dividends	243
Other income	0
	$ 216,414
EXPENSES:	
Employee compensation and benefits	$ 37,903
Exchange, and clearing fees	3,380
Commissions	86,822
Communications and data processing	34,939
Advertising and Promotion	13,937
Occupancy	27,176
Service and consulting fee	13,200
Other expenses	81,209
	298,567
INCOME BEFORE INCOME TAXES	(82,153)
PROVISION FOR INCOME TAXES	0
NET INCOME (LOSS)	$ (82,153)

The accompanying notes are an integral part of these financial statements

UNISE INVESTMENT CORP.

Statement of Cash Flows
for the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income		$	(82,153)
Adjustments to reconcile net income to net cash used in operating activities:			
Deposits with clearing organizations	34,757		
Securities owned, net	589		
Commission and other receivable	(33,830)		
Other payable	(17,867)		(16,351)
Total adjustments			
Net cash used in operating activities			(98,504)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of furniture and equipment			
Others			-
Net cash used in investing activities			-
CASH FLOWS FROM FINANCING ACTIVITIES:			
Shareholders' withdrawals	68,300		68,300
Net cash provided by financing activities			68,300
INCREASE IN CASH			(30,204)
CASH AT BEGINNING OF THE YEAR			35,476
CASH AT END OF THE YEAR			$5,272
			(0)

The accompanying notes are an integral part of these financial statements

UNISE INVESTMENT CORP.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2002

	Capital Stock				Treasury		
	Common		Additional		stock - common		Total
	Shares	Amount	Paid-in Capital	Retained Earnings	shares	Amount	Stockholders' Equity
Balance at December 31, 2001	200	$ 82,000	313,984	(300,539)	-	-	95,445
							-
Net income(loss)				(82,152)			(82,152)
Changes in Capital	0		68,299	-	-	-	68,299
Balance at December 31, 2002	200	82,000	382,283	(382,691)	0.00	0.00	$ 81,592

The accompanying notes are an integral part of these financial statements

UNISE INVESTMENT CORP.

Notes to Financial Statements
December 31, 2002

1. Organization and nature of business

The Company is an introducing broker registered with the National Association of Securities Dealers, Inc. (NASD). The Company is exempt from SEC customer protect rules. The Company is a New York corporation.

2. Significant accounting policies

The Company is engaged in a single line of business as an introducing broker. The financial statements reflect its own principal transactions and activities. The Company does not carry customers' accounts. Customers' securities are transacted through accounts of clearing organizations on a fully disclosed basis pursuant to the requirements of SEC rules 17a-3 and 17a-4.

There is no transactions involving purchases of securities under agreements to resell or sales of securities of securities under agreements to repurchase.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

The Company employed depreciation on a MACRS basis for seven years for tax purpose.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

3. Securities owned

The Company owned marketable securities as December 31, 2002 are corporate stocks which worth $10,988; NASD warrants for $3,300.

4. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall neither exceed 6 2/3 to 1 nor the dollar amount of $5,000, whichever is larger. At December 31, 2002, the Company had negative net capital of $37,492 which was $42,492 less than its required net capital. The company's net capital ratio was negative 1.87 to 1.

The net capital computation prepared by the Company has disclosed the following discrepancies and Schedule I has been restated before the final amended FOCUS report was issued:

A certificate of deposit for $25,000, was used by the shareholder as a collateral to make a personal loan, is considered a no allowable asset when calculate net capital requirement. In addition, receivables from shareholder for $22,342 is also considered a non-allowable assets. The haircut to proprietary position should be 15% instead of 5% and amount was corrected to $2143 from previous reported $714.

After recalculation, the Company did not fulfill the minimum net capital requirements. Accordingly, the Company has requested a voluntary withdrawal from securities broker business.

5. Income tax
The Company paid and accrued , state and local corporation income taxes in in 2002. There was no federal income tax due to S corporation status.

For the tax purpose, the Company made an election by a Small business Corporation under section 1362 of the Internal revenue Service as well as an election by a federal S Corporation to be treated as a New York S Corporation since 1990. There was no federal income tax provision.

6. Contingence
The Company's office lease expired. New lease is to be signed.

7. Pension plan
The Company does not adopt any pension plans.

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2002

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

SCHEDULE I

UNISE INVESTMENT CORP.
Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2002

NET CAPITAL		
Total stockholders' equity		$81,592
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		81,592
Deductions:		
Nonallowable assets		
Furniture, and equipment, net	(12,891)	
Certificate of Deposit(Note 4)	(25,000)	
Other receivable(Note 4)	(22,342)	
Other assets	(56,708)	(116,941)
Net capital before haircuts on securities positions		(35,349)
Haircuts on securities		
Trading and investment securities		
Other securities	(2,143)	
Exempted securities	0	
Options	0	(2,143)
NET CAPITAL		($37,492)
AGGREGATE INDEBTEDNESS		
Commission payable	0	
Other payable and accrued expenses	69,968	69,968
Total aggregate indebtedness		$69,968
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		4,665
Minimum dollar required:		$5,000
Excess net capital		($42,492)
Excess net capital at 1,000% (Net capital - 10% of AI)		($44,489)
Ratio: Aggregate indebtedness to net capital		(1.87)

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report(Amended)		($37,492)
Adjustments:		
Accrued accrued expenses	$0	
		-
Net capital per above		($37,492)

Schedule II

UNISE INVESTMENT CORP.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

Unise Investment Corp. is an introducing broker and is exempt from the provision of SEC Rule 15c3-3 under Subsection (k)(2)(B). The conditions of exemption are being maintained.

President

UNISE INVESTMENT CORP.
February 26, 2003

Report on Internal Control Structure Required by SEC Rule 17A-5
For a Broker-dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Unise Investment Corp.:

In planning and performing our audit of the financial statements and supplemental schedule of Unise Investment Corp. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph, In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance

with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no material involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yin Shen Co. CPA
New York, New York
February 26, 2003